FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  June, 2003
                 ---------------------------------------------------------------


                         Oxford Software Developers Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


         Form 20-F       X                      Form 40-F
                    -----------                            -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


         Yes                                    No     X
              -----------                          -----------



         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________]


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TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated May 30, 2003 " Oxford Software Developers Inc. enters into spring water and tanning distribution arrangements "

                              FOR IMMEDIATE RELEASE

      OXFORD SOFTWARE DEVELOPERS INC. ENTERS INTO SPRING WATER AND TANNING
                           DISTRIBUTION ARRANGEMENTS

Toronto, Ontario - May 27, 2003 - Oxford Software Developers Inc., a lifestyles consumables company involved in Internet gaming software licensing and development, announced today that it is proceeding with two initiatives to further diversify the company's interests in the lifestyles consumables market. The first initiative is the distribution of private labelled bottled spring water and the second initiative is the distribution of a private line of UV-free tanning products and booths.

Bottled Spring Water Distribution

Oxford has entered into a letter of intent with Andalusian Artesian Springs Ltd, a spring water bottler located in Havelock, Ontario. Pursuant to the terms of the letter of intent, Oxford will acquire the right to distribute bottled spring water from Andalusian, and will also acquire an option to acquire up to 49% of Andalusian common stock. Management of Oxford intends to approach both corporate and retail entities who wish to brand their own bottled water which could be used for promotional or other purposes. In addition Oxford intends to create its own brand of bottled spring water to sell at concerts, sporting events and other venues. Oxford's bottled water business will be operated through its newly formed Ontario subsidiary, Ontario Private Water Labelling Limited.

UV-Free Tanning Products and Booths

Oxford has acquired the rights to be the authorized distributor in Canada for sales of MegaSun spray tanning booths. These stand-up tanning booths spray a mist of sunless tanning solution on the customer, delivering a uniform natural looking tan to the customer's entire body. Oxford intends to market these booths using a franchising model under the Celebrity Tan brand. Oxford will also market these spray booths to existing spa, aesthetics and fitness facilities, both on an outright purchase basis and as a corporate-owned installation on a fee-for-usage basis. In addition to the booths, Oxford intends on marketing its own private line of UV-free tanning products, making the bottled tanning lotion available through the franchises and through its web-site. Oxford's UV-Free Tanning Products business will be operated through its newly formed Ontario subsidiary, Celebrity Tan Inc.

Michael Donaghy, Oxford's President and CEO, said: "These two initiatives will form an important part of our overall diversification strategy. We see the lifestyle consumables markets as being highly complementary to our current operations. Our relationships with Andalusian and the launch of our Celebrity Tanning are both solid steps in this direction".

About Oxford Software Developers Inc.

Oxford is a lifestyles consumables company that is involved in Internet gaming software licensing, reselling and development, and provides software solutions to the Internet gaming market. Through a wholly-owned subsidiary, International E-Gaming Developers, Inc., the Company licenses and resells gaming software and provides services to customers worldwide. Alliances with some of the world's largest Internet gaming companies make Oxford a leader in the development and delivery of Internet gaming solutions.

For further information, please visit www.oxsof.com or contact Perry Harris, Director Investor Relations: Email:investor@oxsof.com; Phone: 416 510 8351


FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on sub-licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.


--------
1 CONTACT:

Mr. Michael Donaghy

President and CEO

Oxford Software Developers Inc.

1315 Lawrence Avenue East

Suite 520

Toronto, Ontario

Canada  M3A 3R3

Email:  mike@oxsof.com

Web site: http://www.oxsof.com

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                       OXFORD SOFTWARE DEVELOPERS INC.


 Date: June 03, 2003                   By:  /S/Michael Donaghy
                                          --------------------------------------
                                          Michael Donaghy, President and Chief
                                          Executive Officer